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                                                                    EXHIBIT 8.2


                                                     ____________________, 1995

Cabot Medical Corporation
2150 Cabot Boulevard West
Langhorne, PA 19047


Ladies and Gentlemen:

        In our capacity as counsel, you have requested our opinion as to certain Federal income tax consequences under the Internal Revenue Code of 1986, as amended (the "Code") of the reorganization of Cabot Medical Corporation, a New Jersey corporation ("Cabot"), whereby Cabot will merge with and into Circon Sub Corp., a New Jersey corporation ("Sub"), a wholly owned subsidiary of Circon Corporation, a Delaware corporation ("Circon"), with Cabot as the survivor. In the transaction, each outstanding share of Cabot's Common Stock will be converted into 0.415 shares of Circon Common Stock and the right to receive a cash payment in lieu of fractional shares (the "Merger").

        We have acted as legal counsel to Cabot in connection with the Merger. In rendering our opinion, we have examined and relied upon the truth and accuracy at all relevant times of the statements, covenants, representations and warranties contained in the following documents: (a) the Amended and Restated Agreement and Plan of Reorganization entered into between Cabot,
Circon and Sub dated July 10, 1995 (the "Agreement"), (b) the Prospectus and Joint Proxy Statement filed by Cabot and Circon with the Securities and
Exchange Commission on July 20, 1995, (c) certain representations concerning the Merger made to us by Cabot, Circon and Sub in letters attached hereto as Exhibits A and B (the "Representation Letters"), (d) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material to the rendition of this opinion. All capitalized terms used herein, unless otherwise defined, are used as defined in the Agreement.
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        Our review of items (a) through (d) of the preceding paragraph has been without independent investigation. We have also relied upon the truth, authenticity, accuracy and completeness of all documents, certifications and instruments examined and the statements, covenants, representations and warranties contained therein, the genuineness of all documents submitted to us as originals, the conformity of the originals of all documents submitted to us as certified or photostatic copies and the due execution and delivery of all documents where execution and delivery are pre-requisites to the effectiveness thereof.

        In connection with rendering this opinion, we have assumed or obtained representations (and are relying thereon, without any independent investigation or review thereof) that:

        1. The Merger is carried out in accordance with the applicable laws of the State of New Jersey and Delaware;

        2. After the transaction, Cabot will hold substantially all of its assets and the assets of Sub, and that in the transaction the shareholders of Cabot will exchange an amount of stock constituting "control" of Cabot (within the meaning of Section 368(c) of the Code) solely for Circon voting Common Stock. For purposes of this opinion, "substantially all" means at least 90 percent of the fair market value of the net assets and 70 percent of the fair market value of the gross assets of each Cabot and Sub; and

        3. The shareholders of Cabot do not, and will not, on or before the Effective Date of the Merger, have an existing plan or intent to dispose of an amount of Circon Common Stock to be received in the Merger (or to dispose of Cabot capital stock in anticipation of the Merger) such that the shareholders of Cabot will not reveive and retain a meaningful continuing equity ownership in Circon that is sufficient to satisfy the continuity of interest requirement as specified in Treas. Reg. Section 1.368-1(b) and as interpreted in certain Internal Revenue Service rulings and federal judicial decisions.

        Based on our examination of the foregoing items and subject to the assumptions, exceptions, limitations and qualifications set forth herein, we are of the opinion that, for federal income tax purposes, the Merger will qualify as a "reorganization" as defined in Section 368(a) of the Code.


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        This opinion addresses only the classification of the Merger as a reorganization under Section 368(a) of the Code, and does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any other transaction (including any transaction undertaken in connection with the Merger). In particular, we express no opinion regarding
(i) whether and the extent to which any Cabot shareholder who has provided or will provide services to Cabot, Circon or Sub will have compensation income under any provision of the Code; (ii) the effects of such compensation income, including but not limited to the effect upon the basis and holding period of the Circon Common Stock received by any such shareholder in the Merger; (iii) the potential application of the "golden parachuto" provisions (Sections 280G, 3121(v)(2) and 4999) of the Code, the alternative minimum tax provisions (Sections 55, 56, and 57) of the Code or Sections 305, 306, 357, 424, and 708 of the Code, or the regulations promulgated thereunder; (iv) the corporate level tax consequences of the Merger to Circon or Sub; (v) the basis of any equity interest in Cabot acquired by Circon in the Merger; and (vi) the tax consequences of the Merger (including the opinion set forth above) as applied to holders of Cabot Convertible Notes or options or warrants for Cabot Common Stock including, but not limited to, holders of options or warrants for Cabot Common Stock such as dealers in securities, corporate shareholders subject to the alternative minimum tax, foreign persons, and holders of shares acquired upon exercise of stock options or in other compensatory transactions.

        Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions
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________, 1995
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of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. Our opinion is not binding on the Internal Revenue Service or the courts and all opinions and conclusions are subject to the normally applicable review and audit procedures of the Internal Revenue Service.

        Our opinion is conditioned upon the performance by Cabot, Circon and Sub of the undertakings in the Representation Letters. We assume no obligation to advise you of any changes in law which may occur, whether the same are retroactively or prospectively applied, or to update or supplement this letter in any fashion to reflect any facts or circumstances which hereafter come to our attention.

        This opinion is being rendered to Cabot, and may be relied upon only by it and its stockholders. We consent to the use of this opinion as an Exhibit to the Registration Statement to be filed with the Securities and Exchange Commission in connection with the Merger and to the reference to our firm name in the Registration Statement.

                                             Very truly yours,

                                             STRADLEY, RONON, STEVENS & YOUNG


                                             By: _______________________________